UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          AMERICAN SUPERCONDUCTOR CORP.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    030111108
                              -------------------
                                 (CUSIP Number)

                                  June 26, 1998
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 14 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.  030111108                                          Page 2 of 14 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                413,325
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 413,325
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            413,325

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.71%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  030111108                                          Page 3 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                413,325
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          413,325

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            413,325

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.71%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  030111108                                          Page 4 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                328,675
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                413,325
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 328,675
    With
                           8        Shared Dispositive Power
                                          413,325

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            742,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.86%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  030111108                                          Page 5 of 14 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                328,675
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 328,675
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            328,675

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.15%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages


Item 1(a)           Name of Issuer:

                    American Superconductor Corp. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    Two Technology Drive, Westborough, Massachusetts 01581.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    ii)  Mr. George Soros ("Mr. Soros");

                    iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                    iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                    This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and the Duquesne LLC Clients (as defined herein). This Amendment No. 1 to Schedule 13G is being filed voluntarily by the Reporting Persons to report that as a result of a recent increase in the number of outstanding Shares of the Issuer, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer notwithstanding the fact that the Reporting Persons have sold no Shares since the date of the last filing.

                    SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                    The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

                                                              Page 7 of 14 Pages


Item 2(c)           Citizenship:

                    i)   SFM LLC is a Delaware limited liability company;

                    ii)  Mr. Soros is a United States citizen;

                    iii) Mr. Druckenmiller is a United States citizen; and

                    iv)  Duquesne  LLC  is  a  Pennsylvania   limited  liability
                         company.

Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         030111108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of June 30, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         i) Each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner of the 413,325 Shares held for the account of Quantum Partners.

                         ii) Mr. Druckenmiller may be deemed the beneficial owner of 742,000 Shares. This number consists of
                              (A) 413,325 Shares held for the account of Quantum Partners and (B) 328,675 Shares held for the accounts of the Duquesne LLC Clients.

                         iii) Duquesne LLC may be deemed the beneficial owner of
                              the 328,675 Shares held for the accounts of Duquesne LLC Clients.

Item 4(b)           Percent of Class:

                         i) The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 2.71% of the total number of Shares outstanding.

                         ii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 4.86% of the total number of Shares outstanding.

                                                              Page 8 of 14 Pages


                         iii) The number of Shares of which  Duquesne LLC may be
                              deemed to be the beneficial owner constitutes approximately 2.15% of the total number of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                 413,325

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   413,325

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               413,325

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  413,325

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                 328,675

          (ii) Shared power to vote or to direct the vote:               413,325

          (iii) Sole power to dispose or to direct the disposition of:   328,675

          (iv) Shared power to dispose or to direct the disposition of:  413,325

          Duquesne LLC
          ------------

          (i)  Sole power to vote or to direct the vote:                 328,675

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   328,675

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                              Page 9 of 14 Pages


Item 5.             Ownership of Five Percent or Less of a Class:

                    If this Statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X]

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their account.

                    Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 14 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 30, 1998               SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  June 30, 1998               GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  June 30, 1998               STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  June 30, 1998               DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                   By:  /S/ GERALD KERNER
                                        ---------------------------------------
                                        Gerald Kerner
                                        Managing Director

                                                             Page 11 of 14 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................          12

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................          13

C.        Joint Filing Agreement dated June 30, 1998 by and among
          Soros  Fund  Management  LLC,  Mr.  George  Soros,  Mr.
          Stanley   F.   Druckenmiller   and   Duquesne   Capital
          Management,  L.L.C. . . . . . . . . . . . . . . . . . .          14